2Q06 Business Performance

1. 2Q06 business performance of hanarotelecom incorporated

(Unit : KRW million)

	2Q06	1Q06	QoQ	2Q05	YoY
			-3,592		74,886
Revenue	428,743	432,335	(-0.8%)	353,856	(21.2%)

			-8,523		10,916
Operating profit	7,496	16,019	(profit decreased)	-3,420	(turned positive)

			-10,072		16,943
Ordinary income	-16,212	-6,141	(loss continued)	-33,156	(loss decreased)

			-10,072		16,943
Net income	-16,212	-6,141	(loss continued)	-33,156	(loss decreased)

					24,289
EBITDA	132,804	142,784	-9,980	108,515	(22.4%)

• Please note that 2Q06 figures are on an unconsolidated and unaudited basis.

2. Financial highlights
- The Company posted KRW 428.7 billion in revenue, KRW 132.8 billion in EBITDA and KRW 16.2 billion in net loss in 2Q06.
- Revenues remained at a similar level to the previous quarter backed by an increase in leased line/IDC revenues, despite broadband revenue decrease.
- Operating profit fell by 53.2% quarter-on-quarter due to strengthened marketing activities amid intensifying competition in the broadband market.
- EBITDA slightly fell from the previous quarter due to an increase in operating expenses caused by the aggressive marketing.

3. Conference Call for 2Q06 Earnings Results
- Time : From 16:00 on August 10, 2006 (by Korean time)
- Venue : Conference room at hanarotelecom’s head office
- Participants : Institutional investors, analysts and fund managers in and out of Korea
- Others :

*	Consecutive interpretation (Korean-English) was serviced during the conference call. (The audio file will be posted later on the Company’s website at www.hanaro.com.)

*	Presentation materials for the conference call were posted on the Company’s website in the morning of August 10, 2006 (by Korean time).